EXHIBIT 99.1

Addex Partner Indivior Advances GABAB Positive Allosteric Modulator Program Successfully Through IND Enabling Studies

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, May 12, 2025 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today partner Indivior has successfully advanced its GABAB positive allosteric modulator (PAM) program through IND enabling studies. This is the final preclinical development stage before clinical studies can be started.

“Our partner Indivior has made great progress with their GABAB PAM substance use disorders program, successfully completing the last preclinical safety and toxicity studies with the compound they selected from our research collaboration. This significant achievement demonstrates the quality of the compounds discovered by the Addex team,” said Tim Dyer, CEO of Addex. “Our own GABAB PAM cough program is also advancing through preclinical studies and is scheduled to start IND enabling studies later this year.”

As previously announced, Indivior has selected a GABAB PAM for future development in substance use disorders as part of a research collaboration between the two companies. Under the terms of the agreement, Addex is eligible for payments of up to USD 330 million on successful achievement of prespecified regulatory, clinical and commercial milestones as well as tiered royalties on the level of net sales from high single digits up to low double-digit. As part of the same agreement, Addex has selected a compound for it own independent GABAB PAM program and is advancing this program for the treatment of chronic cough.

About GABAB Activation with PAM:
Activation of gamma-aminobutyric acid subtype B (GABAB) receptor, a Family C class of GPCR, is clinically and commercially validated. The generic GABAB receptor agonist, baclofen, marketed for spasticity, has been shown to be efficacious in several other disease areas, including alcohol use disorder, CMT1A, overactive bladder, chronic cough and pain. However, its wider use is limited due to a variety of side effects, rapid clearance and the development of tolerance. Novel, potent, selective and orally available PAMs that potentiate GABA responses, rather than acting as orthosteric agonists at the GABAB receptor, like baclofen, are expected to deliver efficacy and have fewer adverse effects. Furthermore, PAMs only act when the natural ligand (GABA) activates the receptor, hence respecting the physiological cycle of activation, which may explain why PAMs lead to less tolerance than direct agonists.

About Addex Therapeutics

Addex is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.